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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*

                          Brands Shopping Network, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   10531Q 10 9
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                                 (CUSIP Number)

      Kelly Murphy, 8215 South Eastern, Suite 208, Las Vegas, Nevada 89123,
                                 (702) 938-0455
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 10531Q 10 9
          -----------

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).
   CENTURY PARTNERS, LTD.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                (a)         [   ]
                (b)         [ X ]
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3. SEC Use Only .......................................................

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4. Source of Funds (See Instructions) WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) [ ]
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6. Citizenship or Place of Organization NEVADA
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                              7. Sole Voting Power 7,649,661
Number of Shares         -------------------------------------------------------
Beneficially                  8. Shared Voting Power     -0-
Owned by                 -------------------------------------------------------
Each                          9. Sole Dispositive Power  7,649,661
Reporting                -------------------------------------------------------
Person With                  10. Shared Dispositive Power   -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,649,661
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
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13. Percent of Class Represented by Amount in Row (11) 33.0%
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14. Type of Reporting Person (See Instructions) CO
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ITEM 1. Security and Issuer

         THIS STATEMENT RELATES TO THE SHARES OF COMMON STOCK, $0.001 PAR VALUE, OF BRANDS SHOPPING NETWORK, INC., A NEVADA CORPORATION (THE "ISSUER"). THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE IS LOCATED AT 5815 N. BLACK CANYON HIGHWAY, SUITE 100, PHOENIX, ARIZONA 85015.

ITEM 2. Identity and Background

         (a) THIS STATEMENT IS FILED BY CENTURY PARTNERS, LTD. WITH RESPECT TO SHARES IT OWNS DIRECTLY.

         (b) THE BUSINESS ADDRESS OF THE REPORTING PERSON IS 8215 SOUTH EASTERN, SUITE 208, LAS VEGAS, NV 89123

         (c) THE REPORTING PERSON IS A HOLDING COMPANY. IT HOLDS INVESTMENTS IN VARIOUS ENTITIES IN SEVERAL DIFFERENT INDUSTRIES.

         (d) NEITHER THE REPORTING PERSON NOR, TO THE BEST OF ITS KNOWLEDGE, ANY OF ITS DIRECTORS, EXECUTIVE OFFICERS, GENERAL PARTNERS OR MEMBERS HAS, DURING THE LAST FIVE YEARS, BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

         (e) NEITHER THE REPORTING PERSON NOR, TO THE BEST OF ITS KNOWLEDGE, ANY OF ITS DIRECTORS, EXECUTIVE OFFICERS, GENERAL PARTNERS OR MEMBERS HAS, DURING THE LAST FIVE YEARS, BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

         (f)      UNITED STATES (NEVADA CORPORATION)

ITEM 3. Source and Amount of Funds or Other Consideration

         ON NOVEMBER 27, 2001, THE ISSUER (WHICH WAS FORMERLY KNOWN AS USA DEALERS AUCTION.COM, INC.) ENTERED INTO A MERGER AGREEMENT AND PLAN OF REORGANIZATION WITH BRANDS SHOPPING NETWORK, INC. (THE "MERGER AGREEMENT"). THE REPORTING PERSON OBTAINED THE SECURITIES PURSUANT TO THE TERMS OF THE MERGER AGREEMENT. THE MERGER WAS COMPLETED ON JANUARY 30, 2002 AND THE MERGER EXCHANGE RATIO WAS ONE SHARE OF ISSUER COMMON STOCK FOR EACH SHARE OF BRANDS SHOPPING NETWORK, INC. OUTSTANDING.

ITEM 4. Purpose of Transaction

         THE REPORTING PERSON ENTERED INTO THE TRANSACTION CONTEMPLATED IN THE MERGER AGREEMENT FOR INVESTMENT PURPOSES.

         (a) THE REPORTING PERSON CURRENTLY DOES NOT INTEND TO ACQUIRE OR DISPOSE OF A MATERIAL AMOUNT OF SECURITIES OF THE ISSUER.

         (b) THE REPORTING PERSON CURRENTLY DOES NOT INTEND TO INVOLVE THE ISSUER IN ANY EXTRAORDINARY CORPORATE TRANSACTIONS, SUCH AS A MERGER, REORGANIZATION OR LIQUIDATION.

         (c) THE REPORTING PERSON CURRENTLY DOES NOT INTEND TO INVOLVE THE ISSUER IN ANY SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE ISSUER OR ANY OF ITS SUBSIDIARIES.

         (d) THE REPORTING PERSON CURRENTLY DOES NOT INTEND ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE ISSUER, INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OR TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD.

         (e) THE REPORTING PERSON CURRENTLY DOES NOT INTEND TO EFFECT ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE ISSUER.


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         (f)      THE REPORTING PERSON CURRENTLY DOES NOT INTEND ANY OTHER
                  MATERIAL CHANGE IN THE ISSUER'S BUSINESS OR CORPORATE STRUCTURE INCLUDING BUT NOT LIMITED TO, IF THE ISSUER IS A REGISTERED CLOSED-END INVESTMENT COMPANY, ANY PLANS OR PROPOSALS TO MAKE ANY CHANGES IN ITS INVESTMENT POLICY FOR WHICH A VOTE IS REQUIRED BY SECTION 13 OF THE INVESTMENT COMPANY ACT OF 1940.

         (g) THE REPORTING PERSON CURRENTLY DOES NOT INTEND TO EFFECT ANY CHANGES IN THE ISSUER'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE ACQUISITION OF CONTROL OF THE ISSUER BY ANY PERSON.

         (h) THE REPORTING PERSON CURRENTLY DOES NOT INTEND TO CAUSE A CLASS OF SECURITIES OF THE ISSUER TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR TO CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION.

         (i) THE REPORTING PERSON CURRENTLY DOES NOT INTEND A CLASS OF EQUITY SECURITIES OF THE ISSUER BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(G)(4) OF THE ACT.

         (j) THE REPORTING PERSON CURRENTLY DOES NOT INTEND ANY ACTION SIMILAR TO ANY OF THOSE ENUMERATED ABOVE.

ITEM 5. Interest in Securities of the Issuer

         (a) THE REPORTING PERSON BENEFICIALLY OWNS 7,649,661 SHARES OF COMMON STOCK OF THE ISSUER, OR 33%.

         (b) THE REPORTING PERSON MAY BE DEEMED TO HAVE SOLE VOTING AND SOLE DISPOSITIVE POWER OVER 7,649,661 SHARES OF COMMON STOCK BENEFICIALLY OWNED BY HIM.

         (c)      ITEM 3 HEREOF IS INCORPORATED BY THIS REFERENCE.

         (d)      NOT APPLICABLE.

         (e)      NOT APPLICABLE.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         NOT APPLICABLE.

ITEM 7. Material to Be Filed as Exhibits

1. Merger Agreement and Plan of Reorganization dated as of November 27, 2001, incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on February 1, 2002.

2. Amendment No. 1 to the Merger Agreement and Plan of Reorganization dated as of January 7, 2002, incorporated by reference to Exhibit 2.2 to the Issuer's Form 8-K filed on February 1, 2002.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2002
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Date


/s/ Kelly Murphy
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Signature
Kelly Murphy, President
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Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)